UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
HOPSCOTCH GO CORPORATION

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 13, 2021

Physical address of issuer
1100 New Highway-Republic Airport, Farmingdale, NY 11735

Current number of employees
12

	MOST RECENT FISCAL YEAR	PREVIOUS FISCAL YEAR
TOTAL ASSETS	$60,674.19	-$48,426.21
CASH & CASH EQUIVALENTS	$30,015.07	$16,013.67
ACCOUNTS RECEIVABLE	0	0
SHORT-TERM DEBT	$227,533	$271,199,78
LONG-TERM DEBT	$459,688.59	$286,532.42
REVENUE / SALES	$583,587.84	$840,799.78
COSTS OF GOODS SOLD	-$38,155.10	$755,648.12
TAXES PAID	0	0
NET INCOME	-$260,481.23	-$74,928.77